Eurasia Energy Limited

294 Heywood House

Anguilla, British West Indies

Telephone:  +44 (0)7881 814431

EURASIA PROVIDES YEAR END UPDATE

Anguilla, British West Indies, January 13, 2012

Eurasia Energy Limited (“Eurasia”) (OTC-QB: EUENF) provides the following update for its fiscal year ended December 31, 2011.  Management of Eurasia continues to seek oil and gas exploration and investment opportunities for Eurasia in central Asia and South America.  These activities will be ongoing through 2012.  To date, no agreements or letters of intent have been signed with respect to any project.  Eurasia maintains sufficient working capital to comfortably see it through its fiscal year ended December 31, 2012.  Eurasia’s board of directors has set Thursday, July 12, 2012 for Eurasia’s annual general meeting of shareholders to be held in Anguilla, British West Indies.  Eurasia’s President and Chief Financial Officer accrued salaries of US$250,000 and US$180,000, respectively, during Eurasia’s fiscal year ended December 31, 2011.  Management took no salaries in the fiscal year ended December 31, 2010.  In order to preserve Eurasia’s working capital, its President and Chief Financial Officer have agreed to convert their accrued salaries into common shares of Eurasia at $0.05 per share.  This conversion price is at a premium to market and is at the same price at which stock options were granted under Eurasia’s 2011 stock option plan.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Gerald R. Tuskey

Gerald R. Tuskey, Director

Forward-Looking Statements: This news release may include certain forward-looking statements including, but not limited to, projections of revenue, income or loss and capital expenditures, statements regarding future operations, financing needs, plans relating to products or services of the company, assessments of materiality, predictions of future events and the effects of pending and possible litigation, as well as assumptions relating to the foregoing. In addition, when used in this discussion, the words “anticipates'', “believes'', “estimates'', “expects'', “intends'', “plans'', “should'', and variations thereof and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including but not limited to the company's ability to manage rapid growth as a result of internal expansion and strategic acquisitions, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, the regulatory environment, fluctuations in operating results and other risks.

``Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.